

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 10, 2012

Via Email
Mr. Ezra Uzi Yemin
Chief Executive Officer and Chairman
Delek Logistics Partners GP, LLC
7102 Commerce Way
Brentwood, Tennessee 37027

> Re: **Delek Logistics Partners, LP**
> **Registration Statement on Form S-1**
> **Filed on July 12, 2012**
> **File No. 333-182631**

Dear Mr. Yemin:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1

General

1. Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provide in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Prospectus Summary, page 1

Overview, page 1

2.   Given that you are being formed by assets being contributed by Delek, clarify the statement in the third paragraph that you intend "*expand* your business by acquiring logistics and marketing assets from Delek."

Assets and Operations, page 2

Pipelines and Transportation Segment, page 2

3.   Please clarify that while your East Texas Crude Logistics System currently transports substantially all the crude oil delivered to Delek's 60,000 bpd Tyler, Texas refinery, that Delek has signed a 10-year agreement with third parties to transport a substantial majority of the Tyler refinery's crude oil requirements, and that you expect this third party pipeline to begin supplying the Tyler refinery in the first half of 2013.

Our Relationship with Delek, page 4

4.   Please explain or revise your statement that neither your general partner nor Delek will receive any management fee or other compensation in connection with your general partner's management of your business, as you disclose that you will pay an annual fee to Delek for centralized corporate services, in addition to reimbursing Delek for direct or allocated costs and expenses incurred by Delek on your behalf.

5.   We note your disclosure of the revenues and total assets of Delek and Delek Group. Please consider disclosing other financial measurements of Delek and Delek Group for the year ended December 31, 2011 and the three months ended March 31, 2012, such as operating income (loss) or net earnings (loss).

Formation Transactions and Partnership Structure, page 8

6.   Please clarify if correct, that the common units and subordinated units to be issued to Delek are for consideration of the contribution of assets. If that is correct, please revise your references to issuing additional units to Delek for no "additional consideration" if the underwriters do not exercise their overallotment option.

7.   We note that any common units issued pursuant to the underwriters' over-allotment option will not increase the total number of common units outstanding after this offering, but rather it appears that you will use the net proceeds from any exercise of the underwriters' overallotment to reduce the common units as issued to Delek by an equivalent number of common units, with the net proceeds being paid to Delek. As such, please provide us with an analysis as to whether Delek is an underwriter with respect to

this offering, in particular with respect to any units issued pursuant to the underwriters' overallotment, and should be named as such in your filing.

Our Cash Distribution Policy and Restrictions on Distributions, page 64

Estimated Cash Available for Distribution for the Twelve Months Ending September 30, 2013, page 71

8.   We note that you have provided projected information for the twelve months ending September 30, 2013. As you intend to make quarterly distributions, please demonstrate your ability to make payments on a quarterly basis.

9.   In footnote 1, you explain that general and administrative expenses include approximately $2.0 million of estimated annual incremental expenses that you expect to incur as a result of being a publicly traded partnership. Please explain if you will also include the $2.7 million annual service fee to be paid to Delek for performing certain centralized corporate services, and also your estimate of the costs to reimburse Delek for direct or allocated costs and expenses incurred on your behalf, including administrative costs, such as compensation expenses, and insurance expenses. If not included as general and administrative expenses, please explain where these expenses will be included in your estimated cash available for distributions.

Assumptions and Considerations, page 72

10.   Please disclose the material assumptions and considerations. We note that presently, there is no disclosure under this header.

11.   Please explain if in your estimated cash available for distributions, you have factored in the reduction in revenue from your East Texas Crude Logistics System beginning in the first half of 2013, when third parties will begin transporting a substantial majority of the Tyler refinery's crude oil requirements, causing your crude oil volumes transported to decrease from approximately 55,000 bpd to below 10,000 bpd.

Management's discussion and analysis of financial condition and results of operations, page 92

How we generate revenue, page 92

East Texas Crude Logistics System, page 94

12.   You disclose that beginning in the first half of 2013, the revenues derived pursuant to the Tyler refinery transportation and storage agreement will decrease to $8.1 million annually, which constitutes the minimum fees payable under the agreement. Please explain this figure, in light of your disclosure in your risk factor on page 26 that for so long as Delek is required to pay the associated minimum volume commitment under its agreement, Delek will pay an amount equal to the fee it would pay to throughput 35,000

bpd, or approximately $5.1 million annually.

Other Factors that will significantly affect your results, page 98

Third-party business, page 99

13.   In a risk factor on page 29, you disclose that your ability to obtain third-party customers on your East Texas Crude Logistics System will be dependent on your ability make connections to third-party facilities and pipelines. If you are unable to do so, or if Delek prohibits you from doing so, the throughput volumes on your East Texas Crude Logistics System will be limited to the demand from the Tyler Refinery not satisfied by third-parties. Considering that Delek has signed a 10 year agreement with third-parties to supply the substantial majority of the crude oil requirements for the Tyler refinery, please explain your plan, if any, to increase throughput volumes on this system.

Management, page 140

Management of Delek Logistics Partners, LP, page 140

14.   We note your disclosure that all of your general partner's initial executive officers will be employees of Delek and will devote such portions of their productive time to your business as is required to manage and conduct your operations. For each executive officer of your general partner, please disclose a reasonable estimate of the amount of time that you anticipate he will devote to your business.

Duties of the General Partner, page 168

15.   Revise to clarify which standards apply, insofar as the current presentation "State-law fiduciary duty standards"… "Partnership agreement standards…" and "Rights and remedies…" does not provide for an easy comparison between the default state law standards and how your partnership agreement differs. Also precisely identify any referenced standards, rights, or remedies which are inapplicable. Please consider a tabular presentation to facilitate clarity.

Underwriting, page 204

16.   Please clarify what constitute the "certain limited exceptions" to the lock-up agreements. Please also file these agreements.

Pro Forma Financial Statements, page F-2

General

17.   We note that you have omitted various details pertaining to common and subordinated units and expect that you will be updating your historical and pro forma financial

statements to comply with Rule 3-12 of Regulation S-X. We will continue our review of your presentation once it is complete.

18.   We see that you show pro forma adjustments in a single column for your financing transactions (a through g, and k), retained operations (h, i, j, n and s), operations of businesses acquired prior to acquisition (l, m and r), and contractual and structural changes in revenues and costs, which appear to include the effects of the commercial agreements described in Note 4 on page F-9 (o, p, and q).   Please modify your presentation to segregate these various adjustments in separate columns and to include corresponding organization in the notes. Also add disclosure in Note 4 to clarify how revenues and costs under the commercial agreements compare to historical results and market rates.

19.   We note your disclosure in Note 2(f) on page F-7 concerning your plan to distribute $31 million to Delek with proceeds from the offering. Please expand your disclosure to clarify how you have applied the guidance in SAB Topic 1:B.3 in computing the pro forma net income per unit measures presented on pages F-4 and F-5, and in the disclosure in Note 3 on page F-8, for the number of units whose proceeds would be necessary to pay that portion of the dividend that exceeds current year's earnings.

Exhibits

20.   Please file all agreements required to be filed by Item 601 of Regulation S-K as soon as possible. Once they are filed, we may have further comment.

Undertakings, page II-2

21.   Please explain why you have provided the undertaking required by Item 512(a)(5)(ii) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Lily Dang at (202) 551-3867 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have any questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271, or in his absence, the undersigned at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director